Notice to ASX/LSE Rio Tinto to invest $2.5 billion to expand Rincon lithium project capacity to 60,000 tonnes per year 12 December 2024 Rio Tinto has approved $2.5 billion1 to expand the Rincon project in Argentina, the company’s first commercial scale lithium operation, demonstrating its commitment to building a world-class battery materials portfolio. Rincon's capacity of 60,000 tonnes of battery grade lithium carbonate per year is comprised of the 3,000- tonne starter plant and 57,000-tonne expansion plant. Rincon’s mine life is expected to be 40 years2, with construction of the expanded plant scheduled to begin in mid-2025, subject to permitting. First production is expected in 2028 followed by a three-year ramp up to full capacity, generating significant job creation and economic opportunities for local businesses. Rio Tinto Chief Executive Jakob Stausholm said: “The attractive long-term outlook for lithium driven by the energy transition underpins our investment in Rincon. We are dedicated to developing this tier 1, world-class resource at scale at the low end of the cost curve. We are equally committed to meeting the highest ESG standards, leveraging our advanced technology to halve the amount of water used in processing, while continuing to grow our mutually beneficial partnerships with local communities and Salta province. “Building on Argentina's supportive economic policies, skilled workforce, and exceptional resources we are positioning ourselves to become one of the top lithium producers globally. This investment alongside our proposed Arcadium acquisition ensures that lithium will become one of the key pillars of our commodity portfolio for decades to come.” Located in the heart of the ‘lithium triangle’ in Argentina, the Rincon project consists of brine extraction using a production wellfield, processing and waste facilities, as well as associated infrastructure. The project uses direct lithium extraction (DLE) technology, a process that supports water conservation, reduces waste and produces lithium carbonate more consistently than other methods. Rincon is a large3, long-life asset, with Ore Reserves 60% higher than we assumed at the time of acquisition. It is expected to be in the first quartile of the cost curve, demonstrating resilience and ability to operate profitably through the cycle. This investment supports Argentina’s ongoing ambitions to become a world-leading lithium producer. Argentina's economic reforms and the new Incentive Regime for Large Investments (‘RIGI’) provide a favourable environment for investment, offering benefits such as lower tax rates, accelerated depreciation, and regulatory stability for 30 years, protecting the project from future policy changes, as well as enhanced investor protections. 1 Included in the Group’s capital expenditure guidance provided at Rio Tinto’s Investor Seminar on 4 December 2024. 2 The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. 3 See ASX release dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1" for details of Mineral Resources and Ore Reserves. EXHIBIT 99.12

Notice to ASX/LSE LEI: 529900X2VMAQT2PE0V24 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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